PLS CPA, A PROFESSIONAL CORPATION.
♦ 4725 MERCURY STREET, SUIT 210 ♦ SAN DIEGO ♦ CALIFORNIA 92111♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 433-2979
♦ E-MAIL changgpark@gmail.com ♦

January 21, 2014

To Whom It May Concern:

We consent to the incorporation by reference in the registration statements on Form 10-Q of Insulcrete, Inc. of our report dated on January 21, 2014, with respect to the unaudited interim financial statements of Insulcrete, Inc., included in Form 10-Q for the period ended March 31, 2013.

Very truly yours,

/s/ *PLS CPA*

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PLS CPA, A Professional Corp.
San Diego, CA 92111